SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(coregistrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2014

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds	A$645,000,000	None (1)
Medium-Term Notes	US$-	None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and addresses of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Philip Noble Chief Executive Queensland Treasury Corporation Level 6, 123 Albert Street Brisbane, Queensland 4000 Australia	Jim Murphy Under Treasurer of the State of Queensland Executive Building 100 George Street Brisbane, Queensland 4001 Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(viii) Queensland Treasury Corporation Annual Report for the Year Ended June 30, 2015 and as Exhibit (g)(ii) the consents of Mr. Philip Noble, Chief Executive, Queensland Treasury Corporation; Mr. Gerard Bradley, Chairman, Queensland Treasury Corporation; and, Mr. Andrew Greaves, as Auditor-General, State of Queensland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 6th day of October, 2015.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Philip Noble
	Name:	Philip Noble
	Title:	Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 16th day of October, 2015.

GOVERNMENT OF QUEENSLAND

By:	/s/ Dennis Molloy
on behalf of
	Name:	The Honourable Curtis Pitt MP
	Title:	Treasurer

INDEX TO EXHIBITS

Exhibit (c)(viii) -	Queensland Treasury Corporation Annual Report for the Year Ended June 30, 2015.

Exhibit (g)(ii) -	Consents.